FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of August 2017

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant’s Reports filed with the Israeli Securities Authority on August 27, 2017 in connection with the Registrant's Financial Results for the Second Quarter of 2017.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  August 28, 2017

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Elron Electronic Industries Ltd.
("Elron" or the "Company")
English Translation of Quarterly Report
for the Second Quarter of 2017

Part I
Material Changes and Updates that Occurred in the Company's
Business in the Three Months Ended June 30, 2017

Details according to Regulation 39A of the Israel Securities Regulations (Periodic
and Immediate Reports), 1970

In this section:

"Board of Directors Report"	English Translation of Elron's Board of Directors Report for the Second Quarter of 2017, included in Part II of this report.
"Financial Statements"	English Translation of Elron's Interim Consolidated Financial Statements as of June 30, 2017, included in Part III of this report.
"20-F Annual Report"	Elron's Annual Report for the year ended December 31, 2016, filed with the SEC on Form 20-F.

The rest of the terms in this report shall have the meaning ascribed to them in the 20-F Annual Report, unless stated explicitly otherwise.

In accordance with reporting requirements in Israel, Elron filed an annual report for 2016 in Hebrew with the Israeli Securities Authority ("ISA Annual Report"), simultaneously with its 20-F Annual Report. For the convenience of the Company's U.S. based shareholders, in translating Part I of this report from Hebrew to English, changes and updates are given in reference to the 20-F Annual Report, rather than the ISA Annual Report filed in Hebrew.

The matters described below are in addition to the developments and changes that occurred in the second quarter of 2017 that were already previously described in Part I of the Company's Quarterly Report for the First Quarter of 2017.

1.	Item 3D – Risk Factors: Risks Affecting Us and the Companies in Our Group

1.1.	We voluntarily delisted from the Nasdaq Global Select Market and may in the future seek to terminate our Exchange Act registration

Pursuant to the decision taken by the Company's Board of Directors on November 12, 2009, Elron voluntarily delisted its shares from the Nasdaq Global Select Market on January 6, 2010, with the intent to terminate the registration of its ordinary shares under U.S. securities laws, and to release the Company from its reporting obligations pursuant to U.S. securities laws ("Deregistration"). Deregistration is possible if certain conditions are met pertaining either to the number of U.S. holders of records, or to the relative trading volume of the Company's shares in the U.S. out of the worldwide trading volume. During the second quarter of 2017 and for the first time, the conditions pertaining to the relative trading volume in the U.S. out of the worldwide trading volume have been met. Therefore, the Company's Board of Directors resolved on August 27, 2017, subsequent to the reporting date, to effect a Deregistration, and the Company intends to act to complete the process.

The Company's estimates in connection with the Deregistration are forward-looking statements as defined in the Israeli Securities Law, 1968, based on the Company's estimations as of the date of this report. These estimates, in whole or in part, may not materialize, or may materialize in a manner materially different than expected. The principal factors that may affect this are, among others, the SEC's discretion and changes in the Company's business environment, which may lead to a scenario that prior to the completion of the Deregistration, the board shall determine not to carry it out.

Item 4A – Information on the Company: History and Development of the Company

1.2.	See Section 1.2 of the Board of Directors Report for details regarding developments in Elron and group companies during the period of this report and subsequent thereto.

1.3.	Investments

In the first half of 2017, Elron (directly and indirectly) invested approximately $14.1 million in group companies. For further details, see Section 1.4 of the Board of Directors Report and Note 3 to the Financial Statements.

1.4.	Cloudyn

Further to Section 1.3 of Part I of the Company's Quarterly Report for the First Quarter of 2017, in July 2017, subsequent to the reporting date, the sale of the entire outstanding share capital of Cloudyn to Microsoft Israel Research And Development (2002) Ltd. was completed. RDC's share in the consideration from the sale amounted to approximately $17.3 million. Pursuant to the sale, Elron expects to record a net gain attributable to its shareholders estimated at this stage at approximately $6.6 million (a consolidated net gain of approximately $13.2 million) in the third quarter of 2017. For further details, see Note 3.B to the Financial Statements.

Ari Bronshtein CEO	Yaron Elad CFO

August 27, 2017, Tel Aviv, Israel

Elron Electronic Industries Ltd. Part II English Translation of Board of Directors Report for the Second Quarter of 2017

1. Board of Directors' Analysis of the Company's Business

1.1. Company Description

1.1.1. General

Elron Electronic Industries Ltd. ("Elron", the "Company") is an operational holding company focused on building technology companies. Elron's group of companies includes companies at various stages of development that are engaged in a variety of technology fields, mainly medical devices, cybersecurity, information technology (IT) and enterprise software. Elron's principal shareholder is Discount Investment Corporation Ltd. ("DIC") (50.32%), a company controlled by IDB Development Corporation Ltd. ("IDB").

Elron operates through consolidated companies (companies controlled by Elron and whose financial statements are consolidated with Elron's financial statements), associates (companies over which Elron has significant influence and which are included in its financial statements using the equity method), and other companies over which the Company does not have significant influence (included in the financial statements based on fair value) (the "Group Companies").

For details on the accounting method applied to the Group Companies in Elron's financial statements, Elron's holding percentage in the Group Companies, and their carrying value, see the annex to the Company's interim consolidated financial statements as of June 30, 2017 (the "Financial Statements").

The Financial Statements were prepared in accordance with International Financial Reporting Standards ("IFRS").

1.1.2. Main goal

Elron's main goal is to build value for its shareholders by enhancing and exiting its Group Company holdings (whether through their sale or through the public listing of their shares), while simultaneously seeking new investment opportunities in technology companies.

1.1.3. Strategy

In order to achieve this goal, Elron operates according to the following business strategy:

•	Identifying and exploiting investment opportunities in companies with innovative technology and significant exit potential.

•	Investing over the long term in order to maximize the possibility of enhancing the Group Companies' value.

•	Focusing on investments which afford Elron influence and active involvement in their management.

•	Actively enhancing the Group Companies' value by providing hands-on assistance to their management.

•	Exploiting opportunities to exit Group Companies.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2017

1.1.4. RDC

As part of its business strategy, Elron examines a broad range of cooperation and investment proposals, including through RDC – Rafael Development Corporation Ltd. ("RDC"), an Elron subsidiary.

RDC has first rights to commercialize military technologies developed by Rafael – Advanced Defense Systems Ltd. ("Rafael") in civilian markets. RDC seeks to identify technology projects and invest in companies that will either make commercial use of Rafael's military technologies or which will benefit from Rafael's technology, know-how and expertise.

1.1.5. Group companies

Elron's main Group Companies and its holding percentage in them as of the date of filing this report are as follows:

•	RDC (50.1%) - See description in section 1.1.4 above.

•
Pocared Diagnostics Ltd. (51% by Elron, 18% by RDC) ("Pocared") - Pocared is developing a real-time and automated system for infectious diseases diagnosis using optical technology, intended for use by major microbiological laboratories and hospitals, as an alternative to current microbiological practice of bacteria culturing. The system is designed to reduce the average diagnostic time and significantly increase output in comparison with current diagnostic practice. The system's first application is diagnosis of Urinary Tract Infection.

•
BrainsGate Ltd. (30%) ("BrainsGate") - BrainsGate is developing a system for treating ischemic stroke. The system operates by electrically stimulating a nerve center located behind the nasal cavity using a miniature implantable electrode, in order to increase blood flow to the brain. The system is intended to significantly lengthen the approved stroke treatment window to 24 hours post-symptom onset.

See Item 4.B – "Business Overview" of the Company's Annual Report for 2016 filed on Form 20-F with the Securities and Exchange Commission ("Elron's 2016 Annual Report") for details on the criteria for classifying a Group Company as a main company.

Additional Group Companies and Elron's holding percentage in them as of the date of filing this report are, among others, as follows:

•
CartiHeal (2009) Ltd. (34%) ("CartiHeal") - CartiHeal is developing an implant for repair of articular cartilage and osteochondral defects in loadbearing joints, such as the knee. The implant has a unique structure, composed of calcium carbonate with hyaluronic acid. The implant biodegrades in the implantation site, and promotes the regeneration of cartilage and subchondral bone.

•
Coramaze Technologies GmbH (31%) ("Coramaze") - Coramaze is a German company developing a minimally invasive device to treat functional mitral valve regurgitation– backflow in the left side of the heart, caused by an enlarged left ventricle that prevents the valve from closing properly.

•
Notal Vision Inc. (19%) ("Notal Vision") - Notal Vision develops, manufactures and provides a system and services for remote monitoring of age-related macular degeneration, or AMD, patients at risk of vision loss, in order to enable early detection of visual changes before the disease progresses to the point of significant vision loss or blindness.

•	Nitinotes Ltd. (24%) ("Nitinotes) - Nitinotes is developing an endoscopic procedure that mimics gastric sleeve surgery for treatment of obesity.

•
SixGill Ltd. (22%) ("SixGill") - SixGill develops and provides an automated system that crawls the Dark Web and extracts information to provide its customers with relevant intelligence and alerts regarding possible or ongoing cyber-attacks against the enterprise.

•	Alcide IO Ltd. (26%) ("Alcide") - Alcide is developing a security solution for emerging data center environments to enable visibility and security policy enforcement for hybrid data centers.

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2017

•
SecuredTouch Inc. (29% by RDC) ("SecuredTouch") - SecuredTouch develops and provides a real time identity verification platform for mobile apps and mobile websites, that profiles users based on their physical behavior with touchscreen devices, allowing for seamless and persistent identity verification.

•	Cyber Secdo Ltd. (22% by RDC) ("Secdo") - Secdo operates in the field of automatic detection and investigation of cyber events in organizations through a platform that protects endpoints.

•
IronScales Ltd. (27% by RDC) ("IronScales") - IronScales provides a cloud-based (SaaS) solution, which aims to train the employees of an organization to take an active part in identifying and preventing targeted email attacks (spear-phishing).

•
Open Legacy Technologies Ltd. (39% by RDC) ("Open Legacy") - Open Legacy develops and markets a platform allowing integration of information systems in organizations, based on API (Application Programming Interface).

•	PlyMedia Israel (2006) Ltd. (23%) ("PlyMedia") - PlyMedia has developed and markets a digital advertising platform for ad networks.

1.1.6. Factors affecting the results of operations and capital resources

As a holding company, Elron's operating results mainly derive from:

•	its share in the net losses of Group Companies;

•	gains or losses from exit transactions or changes in holdings, and revaluation of investments recorded based on fair value;

•	its corporate activities.

Elron's capital resources in any given period are primarily affected by:

•	the extent of its investments;

•	proceeds from exit transactions;

•	available credit lines or loans;

•	dividends distributed to shareholders or received from Group Companies.

Most of the Group Companies are technology companies which have not yet generated significant revenues, if at all, and which invest considerable resources in development and record losses. As a result, Elron has recorded and is expected to continue to record losses in respect of their ongoing operations, based on the accounting method applied to them in the Financial Statements.

The technology field in which the Group Companies operate is characterized by a high degree of risk. The Group Companies' success is dependent, among other things, upon: their intellectual property and ability to protect it; their ability to raise financing; their ability to successfully complete their products' development and receive regulatory clearance to market them, including through clinical trials; their ability to make the transition from development to manufacturing stages; their ability to market their products on a significant commercial scale; their ability to develop additional products; and their ability to successfully compete in the markets in which they operate.

Elron's ability to effect exit transactions at significant values is affected, among other things, by economic conditions, market conditions in the hi-tech industry, the status of the venture capital industry, the status of the capital markets, various contractual and regulatory restrictions, and is also dependent on management's ability to successfully lead exit transactions, and the circumstances and characteristics of the group company whose sale is being considered.

In addition, Elron's and the Group Companies' ability to obtain external financing is affected by economic conditions, the status of the capital markets, and the status of the venture capital industry.

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2017

1.2. Description of Operations in the Period of this Report and Subsequently

1.2.1. Exit Transactions

•
Cloudyn Software Ltd. ("Cloudyn") - In July 2017, subsequent to the reporting date, the sale of the entire outstanding share capital of Cloudyn to Microsoft Israel Research And Development (2002) Ltd. was completed (the “Transaction”). RDC's share in the consideration from the sale amounted to approximately $17.3 million, of which an amount of approximately $1.8 million was deposited in escrow for a period of 18 months. Pursuant to the Transaction, Elron expects to record a net gain attributable to its shareholders estimated at approximately $6.6 million (a consolidated net gain of approximately $13.2 million) in the third quarter of 2017. For further details see Note 3.B to the Financial Statements.

1.2.2. Investments

•
In the first six months of 2017, Elron (directly and indirectly) invested approximately $14.1 million in the Group Companies. For further details see section 1.4 below and Note 3 to the Financial Statements.

•
Investment in Pocared - In June 2017, Elron, RDC and other shareholders invested in Pocared an amount of $10 million (Elron's and RDC's share was $2 million and approximately $6.8 million, respectively). Following this investment, Elron's consolidated holding in Pocared's outstanding share capital increased from approximately 67% to 69% and from approximately 66% to 68% on a fully diluted basis (an effective holding of approximately 60% of Pocared's outstanding share capital and 57% on a fully diluted basis). For further details see Note 3.A to the Financial Statements.

•
Investment in CartiHeal, led by a new investor - In April 2017, CartiHeal entered into an investment agreement in the amount of approximately $18.4 million in two installments, led by a new investor and with the participation of CartiHeal's principal shareholders, including Elron (Elron's share is $5.2 million). The first installment in the amount of approximately $6.1 million was invested immediately (Elron’s share in the first installment was approximately $1.7 million). Upon the completion of the entire investment Elron is expected to hold approximately 33% of CartiHeal's outstanding shares. For further details see Note 3.C to the Financial Statements.

•
Financing round in Alcide, led by a new investor - In February 2017, Alcide completed a financing round in the amount of approximately $4 million, led by a new investor and with the participation of Elron (Elron's share was $0.75 million). Following this investment, Elron holds approximately 26% of Alcide's outstanding shares. For further details see Note 3.F to the Financial Statements.

1.2.3. Developments in Group Companies

•	BrainsGate's FDA Trial - Further to Item 4.B of Elron's 2016 Annual Report, regarding the FDA study conducted by BrainsGate, as of the reporting date, BrainsGate has recruited 846 patients.

1.2.4. Financing

•
As of the date of filing this report, Elron's and RDC's non-consolidated liquid resources amounted to approximately $25.4 million and $60.8 million, respectively. These amounts include Elron's and RDC's bank deposits in the amounts of approximately $2.0 million and $37.0 million, respectively and other short term investments in securities by Elron in the amount of approximately $20.2 million. As of the date of filing this report, Elron and RDC have no debt.

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2017

1.2.5. Personnel

•
Termination of the Services Agreement with DIC – From May 2009 until March 2017, Elron was engaged in a Services Agreement with DIC, according to which, the Company received managerial and administrative services from a staff of employees hired by DIC. In February 2017, following approval of the Company's audit committee and board of directors, the Company's shareholders approved the termination of the Services Agreement with effect from March 31, 2017. Accordingly, commencing April 1, 2017, the Services Agreement with DIC was terminated and 13 employees, including the Company's CEO, ended their employment with DIC and were hired as employees of Elron (for further details see Note 3.J to the Financial Statements).

1.3. Results of Operations

1.3.1. Elron's main operating results

	For the six months ended June 30,		For the three months ended June 30,		For the year ended December 31, 2016
	2017	2016	2017	2016
	Unaudited				Audited
	$ thousands
Loss attributable to Elron's shareholders	(15,375)	(9,201)	(9,312)	(4,290)	(26,814)
Loss per share attributable to Elron's shareholders (in $)	(0.52)	(0.31)	(0.31)	(0.14)	(0.90)

As previously mentioned, the loss attributable to Elron's shareholders mainly comprises of: I) Elron's share in the losses of Group Companies, II) gains and losses from exit transactions, revaluation of investments, and changes in holdings, III) corporate operating expenses, IV) tax benefit (taxes on income), in accordance with the details below *

	For the six months ended June 30,		For the three months ended June 30,		For the year ended December 31, 2016
	2017	2016	2017	2016
	$ thousands
Losses in respect of Group Companies:
Elron's share in losses of Group Companies, net	(11,948)	(8,326)	(6,513)	(3,730)	(17,598)
Excess cost amortization	(60)	(53)	(28)	(10)	(120)
Total	(12,008)	(8,379)	(6,541)	(3,740)	(17,718)
Gain (loss) from disposal and revaluation of investee companies and changes in holdings, net	(1,868)	656	(1,889)	355	(2,285)
Corporate operating expenses	(2,001)	(1,682)	(940)	(826)	(4,245)
Tax benefit (taxes on income)	22	(143)	35	(82)	(1,109)
Other	480	347	23	3	(1,457)
Loss attributable to shareholders	(15,375)	(9,201)	(9,312)	(4,290)	(26,814)

* The results summarized in the table are presented net of non-controlling interest.

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2017

I)	Losses in respect of Group Companies

Elron's share in the net losses of Group Companies:

As previously mentioned, most of the Group Companies are technology companies which have not yet generated significant revenues, if at all, and which invest considerable resources in research and development and in marketing activities. According to accounting principles, these companies' investments in the development of their products are recorded as they occur in their statement of income as an increase in R&D expenses (insofar as these expenses are not capitalized as intangible assets as is permitted, according to accounting principles, only when technological feasibility has been established). Therefore, as the Group Companies increase their investments in order to develop their products and advance their business, they cause Elron to record greater losses in respect of its share in their losses.

The loss Elron recorded in the second quarter and first half of 2017 in respect of its share in the losses of Group Companies (net of non-controlling interests) resulted mainly from the losses of Pocared, BrainsGate, CartiHeal, Coramaze, Secdo, Alcide and SixGill.

The loss Elron recorded in the second quarter and first half of 2016 in respect of its share in the losses of Group Companies (net of non-controlling interests) resulted mainly from the losses of Pocared,  BrainsGate, CartiHeal and Coramaze.

II)	Gain (loss) from disposal and revaluation of group companies, and changes in holdings, net:

Loss from disposal and revaluation of group companies, and changes in holdings in the second quarter and first half of 2017 resulted mainly from a $1.9 million loss recorded in the second quarter due to a decrease in the fair value of the investment in Notal Vision.

Gains from disposal, changes in holdings, and revaluation of investments recorded at fair value in the second quarter and first half of 2016 resulted mainly from a $0.6 million gain recorded in the first half and a $0.3 million gain recorded in the second quarter, due to an increase in the value of contingent consideration assets from the sale of companies.

III)	Corporate operating expenses

Corporate operating expenses mainly include general and administrative expenses. The increase in the corporate expenses in the second quarter and first half of 2017 compared with the second quarter and first half of 2016 resulted primarily from an increase in salary expenses due to the termination of the Services Agreement with DIC, according to which Elron bears the employment costs of its employees from the beginning of 2017 (see section 1.2.5 above), and from USD-NIS exchange rate fluctuations.

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Elron Electronic Industries Ltd. Part II English Translation of Board of Directors Report for the Second Quarter of 2017

1.3.2. Analysis of the consolidated statements of profit and loss

For the six months ended June 30,		For the three months ended June 30,
2017	2016	2017	2016
Unaudited
$ thousands				Explanation

Gain (loss) from disposal and revaluation of group companies, and changes in holdings, net	(1,854)	1,205	(1,887)	648
In the first half and second quarter of 2017, this item mainly included a $1,894 thousand loss recorded as a result of a decrease in the fair value of the investment in Notal Vision.

In the first half and the second quarter of 2016, this item mainly included a $1,078 thousand and $562 thousand gain, respectively, recorded due to an increase in the value of the contingent consideration asset in respect of the sale of Kyma Medical Technologies Ltd. ("Kyma") that took place in 2015.

Financial income	2,259	1,348	662	547
Financial income in the first half and second quarter of 2017 resulted mainly from USD-NIS exchange rate fluctuations in NIS bank deposits held by RDC, interest income on deposits, and an increase in the value of marketable investments measured at fair value.

Financial income in the first half of 2016 resulted mainly from interest income on deposits and USD-NIS exchange rate fluctuations, primarily in NIS bank deposits held by RDC.

Financial income in the second quarter of 2016 resulted mainly from interest income on deposits and an increase in the value of marketable investments measured at fair value.

Total income	405	2,553	(1,225)	1,195

Research and development expenses	4,615	3,612	2,685	1,367	See analysis of Elron's and consolidated companies' operating expenses below.
Selling and marketing expenses	333	224	298	147
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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2017

For the six months ended June 30,		For the three months ended June 30,
2017	2016	2017	2016
Unaudited
$ thousands				Explanation

General and administrative expenses	3,980	2,915	2,004	1,542	See analysis of Elron's and consolidated companies' operating expenses below.

Equity in losses of associates, net	9,971	5,103	5,394	2,097
Elron's share in the net losses of its associates results from its holdings in certain investments that are accounted for under the equity method.

As most of the Group Companies are companies whose operations have not yet generated significant revenues, if at all, and invest considerable resources in research and development and in marketing activities, Elron expects to continue to record losses in respect of these companies' ongoing operations in accordance with the accounting method applied to them in Elron's financial statements. In addition, see the analysis of the results of operations of main associates below.

The increase in the first half and second quarter of 2017 as compared with the first half and second quarter of 2016 resulted mainly from the losses recorded in 2017 in respect of new companies in which Elron and RDC initially invested during 2016.

Financial expenses	130	266	74	564	Financial expenses in the second quarter of 2016 resulted mainly from USD-NIS exchange rate fluctuations, primarily in NIS bank deposits held by RDC.

Other expenses, net	71	20	10	3

Total expenses	19,100	12,140	10,465	5,720

Loss before taxes on income	(18,695)	(9,587)	(11,690)	(4,525)

Tax benefit (taxes on income)	4	(340)	47	(198)	Taxes on income in the first half and second quarter of 2016 resulted mainly from tax expenses recorded by RDC due to the sale of Kyma.

Loss	(18,691)	(9,927)	(11,643)	(4,723)
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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2017

For the six months ended June 30,		For the three months ended June 30,
2017	2016	2017	2016
Unaudited
$ thousands				Explanation

Loss attributable to the Company's shareholders	(15,375)	(9,201)	(9,312)	(4,290)

Loss attributable to non-controlling interests	(3,316)	(726)	(2,331)	(433)
The loss attributable to non-controlling interests results mainly from the share of the non-controlling interest in the loss recorded by RDC.

In the first half and second quarter of 2017, the loss attributable to non-controlling interests resulted mainly from the share of non-controlling interests in the gain or loss recorded by RDC from investments in its affiliated companies.

The increase in the first half and second quarter of 2017 as compared with the first quarter of 2016 resulted mainly from the losses recorded in 2017 in respect of new companies in which Elron and RDC initially invested during 2016.

In the first half and second quarter of 2016, most of the loss was offset by a gain from a change in the value of the contingent consideration asset recorded by RDC in respect of the sale of Kyma.

Basic and diluted loss per share attributable to the Company's shareholders (in $)	(0.52)	(0.31)	(0.31)	(0.14)

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2017

Operating Expenses

Operating expenses in the second quarter and first half of 2017 amounted to $4,987 and $8,928 thousand, respectively, compared with $3,056 and $6,751 thousand, respectively, in the second quarter and first half of 2016, and comprised mainly of research and development expenses and general and administrative expenses of Elron's and consolidated companies' corporate operations, as detailed below:

	For the six months ended June 30,		For the three months ended June 30,
	2017	2016	2017	2016
	$ thousands				Explanation

Corporate	2,001	1,682	940	825
The increase in the first half and second quarter of 2017 compared with the first half and second quarter of 2016 mainly resulted from an increase in salary expenses due to the termination of the Services Agreement with DIC, according to which Elron bears the employment costs of its employees from the beginning of 2017 (see section 1.2.5 above), and from USD-NIS exchange rate fluctuations.

RDC	976	593	461	274
The increase in the first half and second quarter of 2017 compared with the first half and second quarter of 2016 mainly resulted from directors' fees which RDC commenced paying its shareholders (including Elron) in respect of their representatives serving in RDC's board of directors.

Pocared	5,951	4,476	3,586	1,957
The increase in the first half and second quarter of 2017 compared with the first half and second quarter of 2016 was mainly due to the investment in production capabilities and inventories towards the upcoming FDA trial. Pocared is preparing to conduct the new trial during 2017 (see item 4.B of Elron's 2016 Annual Report).

Total	8,928	6,751	4,987	3,056

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2017

1.3.3. Analysis of the results of operations of main associate

BrainsGate

	For the six months ended June 30,		For the three months ended June 30,
	2017	2016	2017	2016
	Unaudited
	$ thousands				Explanation

Loss	3,268	2,560	1,605	1,168
BrainsGate is in the development stage and has not yet commenced sales. BrainsGate's losses mainly results from research and development expenses. The increase in loss in the first half and second quarter of 2017 compared with the first half and second quarter of 2016 resulted mainly from the increase in the number of patients recruited for its FDA trial.

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Elron Electronic Industries Ltd. Part II English Translation of Board of Directors Report for the Second Quarter of 2017

1.4. Financial Position, Liquidity and Capital Resources

Financial position

	June 30, 2017	December 31, 2016
	Unaudited	Audited
	$ thousands
Total assets in the consolidated statement of financial position	153,826	170,684
Current assets (not including assets classified as held for sale)	84,297	102,370
Investments in associates and other companies (including assets classified as held for sale)	36,875	43,204
Long-term receivables	6,336	6,531
Intangible assets	17,438	17,438
Current liabilities	8,922	8,399
Long-term liabilities	863	694
Total liabilities	9,785	9,093
Equity including non-controlling interests	144,041	161,591

Total equity at June 30, 2017 was $144,041 thousand, representing approximately 94% of the total assets in the statement of financial position, compared with $161,591 thousand at December 31, 2016, representing approximately 95% of the total assets in the statement of financial position. The decrease in equity resulted mainly from the loss recorded in the first half of 2017.

Consolidated working capital at June 30, 2017 amounted to $78,182 thousand (including assets classified as held for sale), compared with $93,971 thousand at December 31, 2016. The decrease in working capital resulted from the decrease in liquid resources due to investments in subsidiaries and associates (as detailed below) and due to Elron's and its subsidiaries' operating expenses during the first half of 2017.

With respect to the claim against Elron and others in connection with the sale of the shares of Elscint in 1999, as well as the supplementary settlement agreement submitted to the Court for approval and the provision in Elron's financial statements in order to cover the financial resources that may be required of the Company in order to expunge the claim, see Note 4 to the Financial Statements. The costs in connection with litigating the claim are unknown and there is no certainty as to the amount of financial resources which would be required in order to expunge the claim.

Elron's and RDC's primary cash flows (1)

	For the six months ended June 30,		For the three months ended June 30,
	2017	2016	2017	2016
	Unaudited
	$ thousands
Investments in Elron's and RDC's group companies (1)	(14,125)	(17,051)	(11,425)	(10,654)
Proceeds from disposal of Elron's and RDC's non-current investments, net of tax	2,483	35	2,434	35

(1) The amounts presented include RDC's cash flows in full (100%) in addition to Elron's cash flows, but exclude the cash flows of their subsidiaries.

12

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2017

Liquid resources balance

Consolidated liquid resources at June 30, 2017 amounted to $88,083 thousand (including bank deposits and other investments in securities in the total amount of approximately $63,927 thousand), compared with $96,380 thousand at December 31, 2016 (including short term bank deposits in the amount of approximately $69,204 thousand).

Elron's and RDC's non-consolidated liquid resources at June 30, 2017 amounted to $26,979 and $39,760 thousand, respectively (Elron's and RDC's liquid resources as of June 30, 2017 included other short term investments in securities, bank deposit of Elron in the total amount of $23,733 thousand, and bank deposits of RDC in the total amount of $29,157 thousand). Elron's and RDC's non-consolidated liquid resources at December 31, 2016 amounted to $34,032 and $52,255 thousand, respectively (as mentioned above Elron's and RDC's liquid resources as of December 31, 2016 included other short term investments in securities of Elron in the amount of approximately $25,284 thousand and bank deposits of RDC in the amount of approximately $37,348 thousand).

Uses of cash

The main uses of cash in the second quarter and first half of 2017 were investments in Group Companies in the amount of $4,359 and $7,059 thousand, respectively, by Elron and in the amount of $7,066 thousand invested in the second quarter by RDC. Furthermore, cash was used to pay corporate and RDC's operating expenses, as detailed above in section 1.3.2.

The main uses of cash in the second quarter and first half of 2016 were investments in Group Companies in the amount of $8,454 and $14,151 thousand, respectively, by Elron, and $2,200 and $2,900 thousand, respectively, by RDC. Furthermore, cash was used to pay corporate and RDC's operating expenses, as detailed above in section 1.3.2.

Investments in Group Companies during the first half of 2017 and 2016 are summarized in the following table (see also Note 3 to the Financial Statements for additional details regarding investments in Group Companies):

	Elron		RDC
	For the six months ended June 30,
	2017	2016	2017	2016
	Unaudited
	$ thousands
Consolidated Companies
Pocared	2,000	6,453	6,766	-
	2,000	6,453	6,766	-
Associates and Other Investments
CartiHeal	1,733	-	-	-
Coramaze*	921	1,963	-	-
Notal Vision	894	1,535	-	-
Open Legacy	-	-	-	700
SixGill	-	2,500	-	-
SecuredTouch	-	-	300	2,200
Alcide	750	1,500	-	-
Nitinotes	761	-	-	-
Other	-	200	-	-
	5,059	7,698	300	2,900
Total investments	7,059	14,151	7,066	2,900

*) Subsequent to the reporting date, Elron invested $971 thousand in Coramaze.

13

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2017

Proceeds from the disposal of Elron's and RDC's non-current investments

Proceeds Elron and RDC received from the disposal of non-current investments in the first half of 2017 mainly included: proceeds Elron received in the second quarter in the amount of approximately $2,408 thousand from the sale of Jordan Valley Semiconductors Ltd. completed in 2015, and from the partial release of the deposit held in escrow in connection with this sale (for further details, see Note 6 to the Financial Statements).

In the first half of 2016, Elron and RDC did not receive cash in material amounts from the disposal of investments.

Main Group Companies' cash flows

	Cash flows used in operating activities				Liquid resources balance
	For the six months ended June 30,		For the three months ended June 30,		As of June 30,	As of December 31,
	2017	2016	2017	2016	2017	2016
	Unaudited					Audited
	$ thousands
BrainsGate	(3,447)	(2,712)	(1,953)	(1,285)	14,999	18,152
Pocared	(5,428)	(4,936)	(2,576)	(2,496)	13,829	9,727

Eduardo Elsztain Chairman of the Board of Directors	Ari Bronshtein CEO

August 27, 2017, Tel Aviv

14

Elron Electronic Industries Ltd. Part III English Translation of Interim Consolidated Financial Statements As of June 30, 2017 Unaudited

Elron Electronic Industries Ltd.

Interim Consolidated Financial Statements as of June 30, 2017

Contents

Kost Forer Gabbay & Kasierer 3 Amindav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com	PwC Israel Trade Tower, 25 Hamered St. Tel-Aviv 6812508, Israel	Tel: +972-3-7954555 Fax: +972-3-7954556 www.pwc.com/il

AUDITORS REVIEW REPORT

To the Shareholders of

ELRON ELECTRONIC INDUSRTIES LTD.

We have reviewed the accompanying condensed consolidated financial information of Elron Electronic Industries Ltd. (the "Company") and its subsidiaries, which comprises the interim consolidated statements of financial position as of June 30, 2017 and the related interim consolidated statements of income or loss, comprehensive loss, changes in equity and cash flows for the six and three months then ended. The Company's board of directors and management are responsible for the preparation and presentation of interim financial information for those periods in accordance with IAS 34, "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of associates, the investment in which, at the equity method, amounted to approximately $2,938 thousand as of June 30, 2017, and the Company's share in their losses amounted to approximately $2,774 and $1,679 thousand for the six and three months then ended. The condensed financial information of those associates was reviewed by the other auditor, whose review reports have been furnished to us, and our conclusion, insofar as it relates to the financial information in respect of those associates, is based on the review reports of the other auditor.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of the other auditor, nothing has come to our attention that causes us to believe that the accompanying condensed interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the abovementioned, based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel
August 27, 2017

KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global	Kesselman & Kesselman Certified Public Accountants (Isr.) A member firm of PriceWaterhouseCoopers International Limited

Elron Electronic Industries Ltd.
Consolidated Statements of Financial Position

	June 30		December 31
	2017	2016	2016
	Unaudited		Audited
	$ thousands

Current assets
Cash and cash equivalents	24,156	29,749	27,176
Bank deposits	34,683	77,341	43,920
Other investments in securities	21,729	25,026	25,284
Other accounts receivable	3,729	3,302	5,990
Investment in associate classified as held for sale (see Note 3.B)	2,807	-	-

	87,104	135,418	102,370

Non‑current assets
Investments in associates	15,372	19,536	23,508
Investments in other companies measured at fair value	18,696	20,930	19,696
Long-term receivables	6,336	9,253	6,531
Property, plant and equipment, net	1,365	1,018	1,141
Long-term bank deposits	7,515	-	-
Intangible assets	17,438	17,438	17,438

	66,722	68,175	68,314

Total assets	153,826	203,593	170,684

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Financial Position

	June 30		December 31
	2017	2016	2016
	Unaudited		Audited
	$ thousands
Current liabilities
Trade payables	526	398	440
Other accounts payable	8,396	3,859	7,959

	8,922	4,257	8,399

Long-term liabilities
Financial liabilities measured at fair value	863	447	694
Long term taxes	-	2,135	-

	863	2,582	694
Equity attributable to the Company's shareholders
Issued capital	9,573	9,573	9,573
Share premium	190,753	190,753	190,753
Capital reserves	4,674	3,110	4,128
Accumulated deficit	(102,393)	(54,405)	(87,018)

	102,607	149,031	117,436

Non-controlling interests	41,434	47,723	44,155

Total equity	144,041	196,754	161,591

Total liabilities and equity	153,826	203,593	170,684

The accompanying notes are an integral part of the interim consolidated financial statements.

Eduardo Elsztain	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the interim consolidated financial statements: August 27, 2017

Elron Electronic Industries Ltd.

Consolidated Statements of Income (Loss)

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2017	2016	2017	2016	2016
	Unaudited				Audited
	$ thousands (except for loss per share data)

Income
Gain (loss) from disposal and revaluation of investee companies and changes in holdings, net	(1,854)	1,205	(1,887)	648	(2,062)
Financial income	2,259	1,348	662	547	2,437

	405	2,553	(1,225)	1,195	375

Expenses
Research and development expenses	4,615	3,612	2,685	1,367	6,468
Selling and marketing expenses	333	224	298	147	337
General and administrative expenses	3,980	2,915	2,004	1,542	7,035
Equity in losses of associates, net	9,971	5,103	5,394	2,097	13,443
Financial expenses	130	266	74	564	383
Other expenses, net	71	20	10	3	2,244

	19,100	12,140	10,465	5,720	29,910

Loss before taxes on income	(18,695)	(9,587)	(11,690)	(4,525)	(29,535)
Tax benefit (taxes on income)	4	(340)	47	(198)	(1,236)

Loss	(18,691)	(9,927)	(11,643)	(4,723)	(30,771)

Attributable to:
The Company's shareholders	(15,375)	(9,201)	(9,312)	(4,290)	(26,814)
Non-controlling interests	(3,316)	(726)	(2,331)	(433)	(3,957)

	(18,691)	(9,927)	(11,643)	(4,723)	(30,771)

Loss per share attributable to the Company's shareholders (in $):

Basic and diluted loss per share	(0.52)	(0.31)	(0.31)	(0.14)	(0.90)

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Comprehensive Income (Loss)

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2017	2016	2017	2016	2016
	Unaudited				Audited
	$ thousands

Loss	(18,691)	(9,927)	(11,643)	(4,723)	(30,771)

Other comprehensive income (loss) (net of tax):

Amounts that are classified or may be reclassified to profit or loss under certain conditions:
Foreign currency translation differences for foreign operation	149	25	133	(35)	(81)

Total gain (loss) that would be reclassified to profit or loss under certain conditions	149	25	133	(35)	(81)

Total other comprehensive income (loss)	149	25	133	(35)	(81)

Total comprehensive loss	(18,542)	(9,902)	(11,510)	(4,758)	(30,852)

Attributable to:
Company's shareholders	(15,226)	(9,176)	(9,179)	(4,325)	(26,895)
Non-controlling interests	(3,316)	(726)	(2,331)	(433)	(3,957)

	(18,542)	(9,902)	(11,510)	(4,758)	(30,852)

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share Premium	Capital reserve for transaction with controlling shareholders	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from translation differences	Capital reserve from transactions with non-controlling interests	Accumulated deficit	Total	Non- controlling interests	Total equity
	Unaudited
	$ thousands
Balance at January 1, 2017 (audited)	9,573	190,753	351	(1,192)	(174)	5,143	(87,018)	117,436	44,155	161,591

Total comprehensive income (loss)	-	-	-	-	149	-	(15,375)	(15,226)	(3,316)	(18,542)
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	5	5
Investment in Pocared by RDC (see Note 3.A)	-	-	-	-	-	397	-	397	(474)	(77)
Investment of non-controlling interests in Pocared	-	-	-	-	-	-	-	-	1,064	1,064

Balance at June 30, 2017	9,573	190,753	351	(1,192)	(25)	5,540	(102,393)	102,607	41,434	144,041

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share Premium	Capital reserve for transaction with controlling shareholders	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from translation differences	Capital reserve from transactions with non-controlling interests	Accumulated deficit	Total	Non- controlling interests	Total equity
	Unaudited
	$ thousands
Balance at January 1, 2016 (audited)	9,573	190,753	351	(1,192)	(93)	4,019	(45,204)	158,207	48,195	206,402

Total comprehensive income (loss)	-	-	-	-	25	-	(9,201)	(9,176)	(726)	(9,902)
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	62	62
Investment of non-controlling interests in Pocared	-	-	-	-	-	-	-	-	192	192

Balance at June 30, 2016	9,573	190,753	351	(1,192)	(68)	4,019	(54,405)	149,031	47,723	196,754

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share Premium	Capital reserve for transaction with controlling shareholders	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from translation differences	Capital reserve from transactions with non-controlling interests	Accumulated deficit	Total	Non- controlling interests	Total equity
	Unaudited
	$ thousands
Balance at April 1, 2017	9,573	190,753	351	(1,192)	(158)	5,143	(93,081)	111,389	43,257	154,646

Total comprehensive income (loss)	-	-	-	-	133	-	(9,312)	(9,179)	(2,331)	(11,510)
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	3	3
Investment in Pocared by RDC (see Note 3.A)	-	-	-	-	-	397	-	397	(474)	(77)
Investment of non-controlling interests in Pocared	-	-	-	-	-	-	-	-	979	979

Balance at June 30, 2017	9,573	190,753	351	(1,192)	(25)	5,540	(102,393)	102,607	41,434	144,041

	Attributable to the Company's shareholders
	Issued capital	Share Premium	Capital reserve for transaction with controlling shareholders	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from translation differences	Capital reserve from transactions with non-controlling interests	Accumulated deficit	Total	Non- controlling interests	Total equity
	Unaudited
	$ thousands
Balance at April 1, 2016	9,573	190,753	351	(1,192)	(33)	4,019	(50,115)	153,356	48,023	201,379

Total comprehensive loss	-	-	-	-	(35)	-	(4,290)	(4,325)	(433)	(4,758)
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	122	122
Investment of non-controlling interests in Pocared	-	-	-	-	-	-	-	-	11	11

Balance at June 30, 2016	9,573	190,753	351	(1,192)	(68)	4,019	(54,405)	149,031	47,723	196,754

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share premium	Capital reserve for transaction with controlling shareholders	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from translation differences	Capital reserve from transactions with non-controlling interests	Accumulated deficit	Total	Non- controlling interests	Total equity
	Audited
	$ thousands
Balance at January 1, 2016	9,573	190,753	351	(1,192)	(93)	4,019	(45,204)	158,207	48,195	206,402

Total comprehensive loss	-	-	-	-	(81)	-	(26,814)	(26,895)	(3,957)	(30,852)
Dividend to equity holders of the Company	-	-	-	-	-	-	(15,000)	(15,000)	-	(15,000)
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	73	73
Investment in Pocared by RDC	-	-	-	-	-	1,124	-	1,124	(1,124)	-
Investment of non-controlling interests in Pocared	-	-	-	-	-	-	-	-	968	968

Balance at December 31, 2016	9,573	190,753	351	(1,192)	(174)	5,143	(87,018)	117,436	44,155	161,591

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Cash Flows

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2017	2016	2017	2016	2016
	Unaudited				Audited
	$ thousands

Cash flows from operating activities
Loss	(18,691)	(9,927)	(11,643)	(4,723)	(30,771)

Adjustments to reconcile net loss to net cash used in operating activities:
Adjustment to the profit or loss items:
Depreciation and amortization	195	155	96	79	518
Financial expenses (income), net	(2,642)	(986)	(789)	180	(2,047)
Stock based compensation	5	62	3	122	73
Change in fair value of financial liabilities measured at fair value	(164)	(246)	(91)	(117)	(490)
Loss (gain) from disposal and revaluation of investee companies and changes in holdings, net	1,854	(1,205)	1,887	(648)	2,062
Equity in losses of associates, net	9,971	5,103	5,394	2,097	13,443
Tax benefit (taxes on income)	(4)	340	(47)	198	1,236
Other	(6)	36	-	(37)	82

	9,209	3,259	6,453	1,874	14,877

Changes in Assets and Liabilities:
Decrease (increase) in other accounts receivable	92	(97)	814	148	(143)
Increase (decrease) in trade payables	86	(47)	(186)	159	(5)
Increase (decrease) in other accounts payable	374	(2,062)	(304)	(1,148)	649

	552	(2,206)	324	(841)	501

Cash paid and received during the period for:
Taxes paid	-	-	-	-	(1,692)
Interest received	462	456	269	162	1,275

	462	456	269	162	(417)

Net cash used in operating activities	(8,468)	(8,418)	(4,597)	(3,528)	(15,810)

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Cash Flows (Cont.)

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2017	2016	2017	2016	2016
	Unaudited				Audited
	$ thousands

Cash flows from investment activities
Purchase of property and equipment	(419)	(145)	(279)	(51)	(631)
Investment in associates and other companies	(5,387)	(10,618)	(2,679)	(8,698)	(25,021)
Proceeds from sale of associates and other companies	2,483	35	2,434	31	71
Sale of other investments in securities, net	3,715	2,822	2,716	-	2,822
Withdrawal (investment) of deposits, net	2,755	(6,688)	4,272	786	26,879

Net cash provided by (used in) investment activities	3,147	(14,594)	6,464	(7,932)	4,120

Cash flows from financing activities
Dividend paid to the Company's shareholders	-	-	-	-	(15,000)
Investment of non-controlling interests in subsidiaries	1,319	548	1,234	25	1,815

Net cash provided by (used in) financing activities	1,319	548	1,234	25	(13,185)

Exchange rate differences in respect of cash and cash equivalents	982	262	141	(203)	100

Increase (decrease) in cash and cash equivalents	(3,020)	(22,202)	3,242	(11,638)	(24,775)

Cash and cash equivalents as of beginning of the period	27,176	51,951	20,914	41,387	51,951

Cash and cash equivalents as of end of the period	24,156	29,749	24,156	29,749	27,176

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 1 – General

Elron Electronic Industries Ltd. ("Elron" or "the Company") is a high technology operational holding company that focuses on building technology companies. Elron's group of companies includes companies at different stages of development operating in various technology fields mainly including medical devices, cybersecurity, information technology (IT) and software for organizations. The Company is an Israeli-resident company incorporated in Israel, traded on the Tel-Aviv Stock Exchange and Over-The-Counter market in the United States. Its registered address is 3 Azrieli Center, Triangle Tower, 42nd floor, Tel Aviv, Israel.

The Company's parent company is Discount Investment Corporation Ltd. ("DIC"), an Israeli-resident company, traded on the Tel-Aviv Stock Exchange. DIC holds an approximately 50.32% interest in the Company as of June 30, 2017.

The accompanying consolidated financial statements have been prepared as of June 30, 2017, and for the six and three months then ended ("interim consolidated financial statements") in accordance with International Financial Reporting Standards ("IFRS") in condensed format. The interim consolidated financial statements are presented in U.S. dollars, the Company's functional currency, and are rounded to the nearest thousand. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements as of December 31, 2016 and the year then ended and accompanying notes ("the annual consolidated financial statements").

Pursuant to the decision taken by the Company's Board of Directors on November 12, 2009, Elron voluntarily delisted its shares from the Nasdaq Global Select Market on January 6, 2010, with the intent to terminate the registration of its ordinary shares under U.S. securities laws, and to release the Company from its reporting obligations pursuant to U.S. securities laws ("Deregistration"). Deregistration is possible if certain conditions are met pertaining either to the number of U.S. holders of records, or to the relative trading volume of the Company's shares in the U.S. out of the worldwide trading volume. During the second quarter of 2017 and for the first time, the conditions pertaining to the relative trading volume in the U.S. out of the worldwide trading volume have been met. Therefore, the Company's Board of Directors resolved on August 27, 2017, subsequent to the reporting date, to effect a Deregistration, and the Company intends to act to complete the process.

Note 2 – Significant Accounting Policies and Basis of presentation

A.	Basis of presentation of the financial statements

The interim consolidated financial statements were prepared in accordance with generally accepted accounting policies for the preparation of financial statements for interim periods as prescribed in IAS 34 – Interim Financial Reporting, and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 ("the Regulations").

The significant accounting policies followed in the preparation of the interim consolidated financial statements are identical to those applied in preparation of the annual consolidated financial statements.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies and Basis of presentation (Cont.)

B.	Disclosure of new IFRS standards in the period prior to their adoption

IFRS 15 - Revenue from Contracts with Customers

As detailed in Note 2.V to the annual consolidated financial statements, regarding the expected effect of IFRS 15 ("the Standard") arising from the implementation of the Standard as of January 1, 2018, the Company has no revenues in its consolidated financial statements. Some of the Group companies are recording revenues in their financial statements. The Group examined the expected effect of the Standard on the Company's share in the losses of associates and it is not expected to be significant.

Note 3 – Material Changes During the Reporting Period

A.	Pocared

Pocared Diagnostics Ltd. ("Pocared"), is developing a real-time and automated system for infectious diseases diagnosis using optical technology. Elron and RDC Rafael Development Corporation Ltd. ("RDC", Elron's 50.1% held subsidiary) hold approximately 51% and 18%, respectively, of Pocared's outstanding share capital.

In June 2017, an investment agreement in Pocared was completed by Elron, RDC and other shareholders of Pocared, in an amount of $10,000, in consideration for Preferred B1 shares and warrants to purchase additional Preferred B1 shares (Elron's and RDC's share was $2,000 and approximately $6,800, respectively). The investment amount was invested immediately. The investment agreement was an extension of the investment agreement dated September 2015. Following the completion of this investment, a capital reserve from transactions with non-controlling interests was recognized and recorded in the amount of $397.

Following the completion of this investment agreement, Elron's consolidated holding in Pocared's outstanding share capital increased from approximately 67% to 69% and from approximately 66% to 68% on a fully diluted basis (an effective holding of approximately 60% of Pocared's outstanding share capital and 57% on a fully diluted basis).

B.	Cloudyn

Cloudyn Software Ltd. ("Cloudyn") develops and markets software-as-a-service (SaaS) solutions for cloud business management in global organizations. At the time of the sale of Cloudyn (see below), RDC held approximately 34% of Cloudyn's share capital on a fully diluted basis. The investment in Cloudyn was accounted for under the equity method of accounting, until its classification as held for sale, see below.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes During the Reporting Period (Cont.)

B.	Cloudyn (Cont.)

In July 2017, subsequent to the reporting date, the sale of the entire share capital of Cloudyn to Microsoft Israel Research and Development (2002) Ltd. (the "Acquirer") was completed (the "Transaction"). Pursuant to the Transaction, RDC received approximately $17,300 out of the consideration (of which an amount of approximately $1,800 was deposited in escrow for a period of 18 months, mainly in order to secure certain indemnification obligations of the selling shareholders to the Acquirer). As a result, Elron is expected to record in the third quarter of 2017 a net gain attributable to the Company's shareholders in the amount of approximately $6,600 (a consolidated net gain in the amount of approximately $13,200).

As of June 30, 2017, the investment in Cloudyn complied with the terms set in IFRS 5 for classification as an asset held for sale, and accordingly, as of June 30, 2017 the investment was classified as an asset held for sale in the statement of financial position.

C.
CartiHeal

CartiHeal (2009) Ltd. ("CartiHeal") is developing an implant for repair of articular cartilage and osteochondral defects. Elron holds approximately 34% of CartiHeal's outstanding shares and the investment in CartiHeal is accounted for under the equity method of accounting.

In April 2017, CartiHeal entered into an investment agreement in the amount of approximately $18,400, led by a new investor and with the participation of CartiHeal's principal shareholders, including Elron, in consideration for Preferred F shares (Elron's share is $5,200). The first installment in the amount of approximately $6,100 was invested immediately (Elron’s share in the first installment was approximately $1,700). Upon the completion of the entire investment Elron is expected to hold approximately 33% of CartiHeal's outstanding shares and the investment will continue to be accounted for under the equity method of accounting.

D.	Coramaze

Coramaze Technologies GmbH (“Coramaze”) is a German company developing a minimally invasive device to treat functional mitral valve regurgitation. Elron holds approximately 31% of Coramaze’s outstanding shares and the investment in Coramaze is accounted for under the equity method of accounting.

As mentioned in Note 3.B.4.e) to the annual consolidated financial statements, in January 2017, Coramaze entered into an agreement with its shareholders, including Elron, and a new investor, to increase the August 2015 investment agreement by a total amount of  €4,000 thousand to be invested in two installments, in consideration for preferred A shares (Elron’s share in the total investment is €1,700 thousand). The first installment in the amount of €2,000 thousand (approximately $2,100) was invested immediately. In July 2017, subsequent to the reporting date, the second installment was invested (Elron’s share in each of the installments was approximately €850 thousand (approximately $1,000)). Elron's share in Coramaze’s outstanding shares did not change significantly following this investment.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes During the Reporting Period (Cont.)

E.	Open Legacy

Open Legacy Technologies Ltd. ("Open Legacy") is a company which develops and markets a platform allowing integration of information systems in organizations, based on API (Application Programming Interface). RDC holds approximately 39% of Open Legacy's outstanding shares and the investment in Open Legacy is accounted for under the equity method of accounting.

As mentioned in Note 3.B.4.g) to the annual consolidated financial statements, in February 2017, RDC, new investors and other shareholders of Open Legacy increased the October 2016 financing round to an amount of approximately $6,800 (RDC's share in the investment amount remained $2,300).

F.	Alcide

Alcide.IO Ltd. ("Alcide") is developing a security solution for emerging data center environments to enable visibility and security policy enforcement for hybrid data centers. Elron holds approximately 26% of Alcide's outstanding shares and the investment in Alcide is accounted for under the equity method.

As mentioned in Note 3.B.4.j) to the annual consolidated financial statements, in February 2017, Elron invested in Alcide an amount of $750, as part of a financing round in the amount of approximately $4,000, with the participation of new investors, in consideration for Preferred A-1 shares.

G.	Secdo

Cyber Secdo Ltd. ("Secdo") is operating in the field of automatic detection and investigation of cyber events in organizations through a platform that protects endpoints. RDC holds approximately 22% of Secdo's outstanding shares and the investment in Secdo is accounted for under the equity method.

As mentioned in Note 3.B.4.k) to the annual consolidated financial statements, in February 2017, Secdo completed an investment with new investors and other shareholders of Secdo, including RDC, to increase the September 2016 financing round to an amount of approximately $8,000 (RDC's share in the investment amount remained $4,000).

H.	Nitinotes

Nitinotes Ltd. ("Nitinotes) is developing an endoscopic procedure that mimics gastric sleeve surgery for treatment of obesity. Elron holds approximately 24% of Nitinotes's outstanding shares.

As mentioned in Note 3.B.4.j) to the annual consolidated financial statements, in September 2016, Elron entered into its first investment agreement with Nitinotes, together with other shareholders of Nitinotes, for an approximately $4,100 investment in Nitinotes, to be invested in three installments, in consideration for Preferred A shares (Elron's share is approximately $3,000). The first installment in the amount of approximately $1,000 was invested immediately. In March 2017, the second installment in the amount of approximately $1,000 was invested (Elron’s share in each installment was approximately $800). Upon the completion of the entire investment Elron is expected to hold approximately 36% of Nitinotes's outstanding shares.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes During the Reporting Period (Cont.)

I.	Notal

Notal Vision Inc. ("Notal") provides a system and services for remote monitoring from home of AMD patients at risk of vision loss, for the early detection of important visual changes. As of the reporting date, Elron held approximately 21% of Notal's outstanding shares and approximately 17% on a fully diluted basis. The investment in Notal is accounted for as a financial asset measured at fair value through profit or loss.

As mentioned in Note 7.A to the annual consolidated financial statements, in October 2016, Notal signed an investment agreement with its major shareholders, including Elron, in the amount of $10,000, to be invested in two installments, in consideration for Preferred D shares (Elron's share in the total investment amount was approximately $1,800). The first installment in the amount of $5,000 was invested immediately. The second installment was invested in March and April 2017 (Elron’s share in each installment was approximately $900).

In July 2017, subsequent to the reporting date, Notal signed an investment agreement with some of its existing shareholders, in the amount of $20,000 to be invested in four equal installments, in consideration for Preferred C-1 shares. In addition, all Preferred D shares issued by Notal were converted in to Preferred C-1 shares. The first installment in the amount of $5,000 was invested immediately. Elron did not participate in this investment. Following the completion of the entire investment, Elron is expected to hold approximately 16% of Notal's outstanding shares and approximately 13% on a fully diluted basis.

The fair value of the investment in Notal as of June 30, 2017 was determined with the assistance of an independent appraiser, and was estimated at approximately $14,000. The significant details used in the valuation are as follows:

1.	The value of Notal -

Approximately $72,400, Accordingly, the value of Elron's interest was determined at $14,000. As a result, in the second quarter of 2017, Elron recorded a loss of approximately $1,900 in respect of the change in the value of Notal, recorded under line item gain (loss) from disposal and revaluation of investee companies and changes in holdings, net in the statement of income.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes During the Reporting Period (Cont.)

I.	Notal (Cont.)

2.	The valuation model -

a.          The DCF Method was used to determine Notal's value (enterprise value).
b.
The Option Pricing Model (OPM), using the formulas of Black and Scholes model, was used to allocate Notal's value to different classes of shares and to determine the value of Elron's interest accordingly.

   3.     The assumptions used -

a.          The discount rate (WACC): 18%.
b.	Discounted cash flows were computed until the end of the patent's life. The valuation did not use a "representative year".
c.	The standard deviation: The volatility used in the Black and Scholes model was 52.2%.

J.	Services Agreement with DIC and its termination

As mentioned in Note 18.B) to the annual consolidated financial statements, in January 2017 and in February 2017, the Company's Audit Committee, Board of Directors and shareholders approved the termination of the Services Agreement between the Company and DIC with effect from March 31, 2017, and also approved the agreements reached between the Company and DIC whereby following the termination of the Services Agreement, the employees ended their employment with DIC and were hired as employees of Elron.

Note 4 – Contingent Liabilities

As mentioned in Note 14.A to the annual consolidated financial statements, in April 2016, an application for approval of a partial settlement arrangement regarding Elscint (amongst all plaintiffs and all defendants, except for Elron and the group of directors on its behalf) was submitted to court. The settlement arrangement was attached to the court’s application, and pursuant to which, inter alia, if the settlement arrangement shall be approved, compensation in the aggregate and final sum (which includes compensation to the plaintiffs, costs and contribution to attorney fees) of NIS 46,000 thousand will be paid. The application for the approval of said partial settlement was initially rejected by the District Court, and in August 2017, subsequent to the reporting date, the defendants agreed to amend the settlement amount to NIS 50,000 thousand (approximately $14,300) (as aforementioned, Elron is not a party to said partial settlement arrangement). In January 2017, a complementary settlement agreement signed by plaintiffs, the Company and the group of directors on its behalf was submitted to the court, pursuant to which, in case such settlement will be approved, an amount not to exceed NIS 6,250 thousand will be paid (which amount includes remuneration and compensation to the plaintiffs, costs and contribution to attorney fees), out of which Elron’s share will not exceed NIS 4,250 thousand (approximately $1,200). In May 2017, the Company gave its consent to a certain non-material amendment to the arrangement. The Complementary Settlement Agreement is subject to court approval and there is no assurance that such approval will be obtained and if it will be approved in its wording as submitted to the Court. The Company's financial statements include an appropriate provision related to this claim.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 5 – Summarized data of the financial statements of associate, unadjusted to the Group's percentage of holdings

	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Equity attributable to shareholders of the company	Equity attributable to non-controlling interests

As of June 30, 2017 (unaudited)
BrainsGate Ltd.	15,229	64	15,293	2,309	3,738	6,047	9,246	-

As of June 30, 2016 (unaudited)
BrainsGate Ltd.	5,714	69	5,783	2,032	1,688	3,720	2,063	-

As of December 31, 2016 (audited)
BrainsGate Ltd.	18,320	62	18,382	2,285	3,739	6,024	12,358	-

	Revenues	Gross profit	Operating loss	Loss from continuing operations	Loss for the period	Loss attributable to shareholders of the company	Loss attributable to non-controlling interests	Other comprehensive income (loss)	Total comprehensive loss

For the six months period ended June 30, 2017 (unaudited)
BrainsGate Ltd.	-	-	(3,622)	(3,286)	(3,286)	(3,286)	-	-	(3,286)

For the six months period ended June 30, 2016 (unaudited)
BrainsGate Ltd.	-	-	(2,686)	(2,560)	(2,560)	(2,560)	-	-	(2,560)

For the three months period ended June 30, 2017 (unaudited)
BrainsGate Ltd.	-	-	(1,686)	(1,605)	(1,605)	(1,605)	-	-	(1,605)

For the three months period ended June 30, 2016 (unaudited	-	-	(1,296)	(1,168)	(1,168)	(1,168)	-	-	(1,168)

For the year ended December 31, 2016 (audited)
BrainsGate Ltd.	-	-	(5,690)	(7,090)	(7,090)	(7,090)	-	-	(7,090)

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6 – Financial instruments

A.	Fair value

The carrying amount of all of the Company's financial assets and liabilities, including cash and cash equivalents, bank deposits, other investments in securities, other accounts receivable, investments in other companies measured at fair value, long term receivables, other accounts payable, trade payables and financial liabilities measures at fair value through profit or loss, conform to or approximate their fair values.

B.	Classification of financial instruments by fair value hierarchy

The financial instruments presented in the statement of financial position at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

Financial assets measured at fair value:

	As of June 30, 2017
	Unaudited
	Level 1	Level 2	Level 3
Investments in other companies measured at fair value	-	-	18,696
Other investments in securities	-	21,729	-
Other accounts receivable	-	-	6,222
	-	21,729	24,918
Financial liabilities measured at fair value through profit or loss	-	-	863

	As of June 30, 2016
	Unaudited
	Level 1	Level 2	Level 3
Investments in other companies measured at fair value	-	-	20,930
Other investments in securities	-	25,026	-
Other accounts receivable	-	-	7,916
	-	25,026	28,846
Financial liabilities measured at fair value through profit or loss	-	-	447

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6 – Financial instruments (Cont.)

	As of December 31, 2016
	Audited
	Level 1	Level 2	Level 3
Investments in other companies measured at fair value	-	-	19,696
Other investments in securities	-	25,284	-
Other accounts receivable	-	-	7,837
	-	25,284	27,533

Financial liabilities measured at fair value through profit or loss	-	-	694

Changes in financial assets classified in Level 3:

For the six and three months period ended June 30, 2017:

	Financial assets measured at fair value	Financial liabilities measured at fair value

Balance as of January 1, 2017 (audited)	27,533	(694)

Total recognized income (loss) in profit or loss (*)	(1,894)	164
Investment of non-controlling interests in consolidated company	-	(333)
Investment	894	-
Proceeds from contingent consideration (**)	(1,615)	-

Balance as of June 30, 2017 (unaudited)	24,918	(863)

Balance as of April 1, 2017 (unaudited)	27,801	(621)
Total recognized income (loss) in profit or loss (*)	(1,894)	91
Investment of non-controlling interests in consolidated company	-	(333)
Investment	626	-
Proceeds from contingent consideration (**)	(1,615)	-

Balance as of June 30, 2017 (unaudited)	24,918	(863)

(*)   The entire gain (loss) included in profit or loss relating to assets and liabilities held at the end of the reporting period.
(**) In April 2017, Elron received contingent consideration in the amount of $1,615 due to the full achievement of Jordan Valley Semiconductors Ltd.'s milestones for 2016, as determined in its sale agreement (for further details, see Note 7.C to the annual consolidated financial statements).

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6 – Financial instruments (Cont.)

    For the six and three months period ended June 30, 2016

	Financial assets measured at fair value	Financial liabilities measured at fair value

Balance as of January 1, 2016 (audited)	26,135	(351)

Total recognized income in profit or loss (*)	1,176	246
Investment of non-controlling interests in consolidated company	-	(342)
Investment	1,535	-

Balance as of June 30, 2016 (unaudited)	28,846	(447)

Balance as of April 1, 2016 (unaudited)	27,719	(564)
Total recognized income in profit or loss (*)	612	117
Investment	515	-

Balance as of June 30, 2016 (unaudited)	28,846	(447)

For the year ended December 31, 2016:

	Financial assets measured at fair value	Financial liabilities measured at fair value
	Audited

Balance as of January 1, 2016	26,135	(351)

Total recognized income (loss) in profit or loss	(2,126)	490
Investment of non-controlling interests in consolidated company	-	(833)
Investment	3,524	-

Balance as of December 31, 2016	27,533	(649)

C.	Valuation techniques

For details on the fair value of investments in unquoted shares, see Note 7 to the annual consolidated financial statements.

Elron Electronic Industries Ltd.

ANNEX TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Details relating to investments in the interim consolidated financial statements as of June 30, 2017

	Rate of holdings in equity		Consolidated rate of holdings in	Elron's effective rate of holdings	Fully diluted consolidated rate of	Elron's fully diluted effective rate of	Consolidated carrying value of investment June 30,
	Elron (1)	RDC (2)	equity	in equity (3)	holdings	holdings (3)	2017
	%						$ thousands
Investments in investee companies

Subsidiaries:
Pocared Diagnostics Ltd.	51.03	18.07	69.09	60.08	68.11	56.75	22,607

Associates:
BrainsGate Ltd.	29.82	-	29.82	29.82	26.61	26.61	2,347
Cartiheal (2009) Ltd.	34.19	-	34.19	34.19	28.22	28.22	4,235
Coramaze technologies GmbH	31.12	-	31.12	31.12	31.12	31.12	1,803
Cloudyn Software Ltd. (4)	-	37.56	37.56	18.82	32.12	16.09	2,807
SixGill Ltd.	21.99	-	21.99	21.99	24.65	24.65	836
SecuredTouch Inc.	-	29.07	29.07	14.57	24.64	12.35	1,343
Alcide IO Ltd.	26.39	-	26.39	26.39	23.53	23.53	840
M.G. Therapeutics Ltd.	17.00	-	17.00	17.00	22.63	22.63	-
Plymedia Israel (2006) Ltd.	23.11	-	23.11	23.11	17.38	17.38	-
Audioburst Ltd.	10.83	-	10.83	10.83	9.39	9.39	-
Open Legacy Technologies Ltd.	-	39.32	39.32	19.70	33.65	16.86	1,481
IronScales Ltd.	-	27.03	27.03	13.54	30.00	15.03	-
SinuSafe Ltd.	21.90	-	21.90	21.90	19.74	19.74	93
Nitiniotes Ltd.	23.75	-	23.75	23.75	21.29	21.29	913
Cyber Secdo Ltd.	-	21.66	21.66	10.85	19.05	9.54	1,457

Other investments:

Notal Vision Inc.	20.76	-	20.76	20.76	17.40	17.40	14,000
Atlantium Technologies Ltd.	6.16	-	6.16	6.16	5.49	5.49	130
Aqwise – Wise Water Technologies Ltd.	19.81	-	19.81	19.81	17.94	17.94	4,500

(1)	Including holdings through Elron's fully-owned subsidiaries.
(2)	Including holdings through RDSeed Ltd. (fully-owned subsidiary of RDC).
(3)	Elron's effective holdings include holdings by RDC multiplied by 50.10%. (Elron's holding rate in RDC).
(4)	In regards with the sale of Cloudyn Software Ltd. in July 2017, subsequent to the reporting date, and its classification as held for sale, see Note 3.B above.

Elron Electronic Industries Ltd. English Translation of Financial Data from the Interim Consolidated Financial Statements Attributable to the Company As of June 30, 2017 Unaudited

Kost Forer Gabbay & Kasierer 3 Amindav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com	PwC Israel Trade Tower, 25 Hamered St. Tel-Aviv 6812508, Israel	Tel: +972-3-7954555 Fax: +972-3-7954556 www.pwc.com/il

The Shareholders of Elron Electronic Industries Ltd
Azrieli Center, 42 floor
Tel Aviv, 69306
Israel

Re:	Special report to the review of the separate interim financial information in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Introduction

We have reviewed the separate condensed interim financial information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 of Elron Electronic Industries Ltd. (the "Company") as of June 30, 2017 and for the six and three months period then ended. The Company's board of directors and management are responsible for the separate condensed interim financial information. Our responsibility is to express a conclusion on the separate condensed interim financial information based on our review.

We did not review the condensed interim financial information of associates, the investment in which, at the equity method, amounted to approximately $2,938 thousand as of June 30, 2017, and the Company's share in its losses amounted to approximately $2,774 and $1,679 thousand for the six and three months then ended. The condensed interim financial information of those associates was reviewed by the other auditor, whose review reports have been furnished to us, and our conclusion, insofar as it relates to the financial information in respect of those associates, is based on the review reports of the other auditor.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the report of the other auditor, nothing has come to our attention that causes us to believe that the accompanying separate condensed interim financial information is not prepared, in all material respects, in accordance with Regulation 38d to the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel
August 27, 2017

2

Special Report according to Regulation 38d

Financial Data and Information from the Interim Consolidated Financial Statements

Attributable to Elron Electronic Industries Ltd. ("the Company")

The following separate financial data and information attributable to the Company ("Separate Data") are derived from the Company's Interim Consolidated Financial Statements as of June 30, 2017, and for the six and three months then ended ("the Interim Consolidated Financial Statements"), which form part of the Company's periodic reports. The Separate Data is presented in accordance with Regulation 38d of the Israel Securities Regulations (Periodic and Immediate Reports) – 1970.

The significant accounting policies followed in the preparation of the following Separate Data are identical to those applied in the preparation of the Company's consolidated annual financial statements for the year ended December 31, 2016 ("Consolidated Financial Statements for 2016") and the Company's Interim Consolidated Financial Statements, apart from differences arising from compliance with the aforementioned regulations.

Presentation of transactions which were eliminated in the interim consolidated financial statements
Intercompany balances, transactions and cash flows between the Company and its subsidiaries were eliminated in the preparation of the Company's Interim Consolidated Financial Statements.

In the Separate Data, such transactions are presented as follows:

¡	Financial position data attributable to the Company include balances in respect of the Company's subsidiaries which were eliminated in the Interim Consolidated Financial Statements.
¡
Income and loss data attributable to the Company include income and expenses of the Company resulting from transactions with its subsidiaries, which were eliminated in the Interim Consolidated Financial Statements.

¡	Cash flow data attributable to the Company include cash flows between the Company and its subsidiaries which were eliminated in the Interim Consolidated Financial Statements.

3

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements of Financial Position Attributable to the Company as of

	June 30		December 31
	2017	2016	2016
	Unaudited		Audited
	$ thousands

Current assets

Cash and cash equivalents	3,197	4,972	8,701
Bank deposits	2,004	29,298	-
Other investments in securities	21,729	25,026	25,284
Other accounts receivable	1,116	2,890	3,032

	28,046	62,186	37,017

Non‑current assets

Investments in subsidiaries and associates, net	108,727	142,616	139,288
Investments in other companies measured at fair value	18,408	20,642	19,408
Long-term receivables	-	90	269
Property, plant and equipment, net	20	6	25

	127,155	163,354	158,990

Total assets	155,201	225,540	196,007

The accompanying additional information is an integral part of the separate financial data and information.

4

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements of Financial Position Attributable to the Company as of

	June 30		December 31
	2017	2016	2016
	Unaudited		Audited
	$ thousands

Current liabilities

Trade payables	181	228	192
Other accounts payable	3,578	1,651	3,730

	3,759	1,879	3,922

Long-term liabilities

Other long term liabilities (Note 2)	48,835	74,630	74,649

	48,835	74,630	74,649

Equity attributable to the Company's shareholders

Issued capital	9,573	9,573	9,573
Share premium	190,753	190,753	190,753
Capital reserves	4,674	3,110	4,128
Accumulated deficit	(102,393)	(54,405)	(87,018)

Total equity	102,607	149,031	117,436

	155,201	225,540	196,007

The accompanying additional information is an integral part of the separate financial data and information.

Eduardo Elsztain	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the interim consolidated financial statements: August 27, 2017

5

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements of Income (Loss) Attributable to the Company

	For the
	Six months ended June 30		Three months ended June 30		Year ended December 31
	2017	2016	2017	2016	2016
	Unaudited				Audited
	$ thousands

Income

Financial income (Note 2)	432	436	161	1,838	1,029

Expenses

General and administrative expenses	2,001	1,682	940	826	4,245
Financial expenses (Note 2)	4,438	1,038	1,696	8	1,049
Other expenses, net	71	20	10	3	2,238

	6,510	2,740	2,646	837	7,532

	(6,078)	(2,304)	(2,485)	1,001	(6,503)

Gain (loss) from disposal and revaluation of investee companies and changes in holdings, net	(1,883)	101	(1,892)	60	(2,523)
Company’s share of loss of subsidiaries and associates	(7,414)	(6,998)	(4,935)	(5,351)	(16,726)

Loss before taxes on income	(15,375)	(9,201)	(9,312)	(4,290)	(25,752)
Taxes on income	-	-	-	-	(1,062)

Loss attributable to the Company's shareholders	(15,375)	(9,201)	(9,312)	(4,290)	(26,814)

The accompanying additional information is an integral part of the separate financial data and information.

6

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements of Comprehensive Income (Loss) Attributable to the Company

	For the
	Six months ended June 30		Three months ended June 30		Year ended December 31
	2017	2016	2017	2016	2016
	Unaudited				Audited
	$ thousands

Loss attributable to the Company's shareholders	(15,375)	(9,201)	(9,312)	(4,290)	(26,814)

Other comprehensive income (loss) (net of tax):

Amounts that are classified or may be reclassified to profit or loss under certain conditions:
Foreign currency translation differences for foreign operation	149	25	133	(35)	(81)

Total income (loss) that would be reclassified to profit or loss under certain conditions	149	25	133	(35)	(81)

Total other comprehensive income (loss) attributable to the Company	149	25	133	(35)	(81)

Total comprehensive loss attributable to the Company's shareholders	(15,226)	(9,176)	(9,179)	(4,325)	(26,895)

The accompanying additional information is an integral part of the separate financial data and information.

7

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements of Cash Flows Attributable to the Company

	For the
	Six months ended June 30		Three months ended June 30		Year ended December 31
	2017	2016	2017	2016	2016
	Unaudited				Audited
	$ thousands

Cash flows from operating activities

Loss attributable to the Company	(15,375)	(9,201)	(9,312)	(4,290)	(26,814)
Adjustments to reconcile loss to net cash used in operating activities:
Adjustment to the profit or loss items:
Company’s share of loss of subsidiaries and associates	7,414	6,998	4,935	5,351	16,726
Depreciation	5	4	3	2	-
Financial income, net	(428)	(428)	(165)	(361)	(1,371)
Taxes on income	-	-	-	-	1,062
Loss (gain) from disposal and revaluation of investee companies and changes in holdings, net	1,883	(101)	1,892	(60)	2,523
Other	(631)	(170)	(260)	89	(189)

	8,243	6,303	6,405	5,021	18,751

Changes in assets and liabilities of the Company:
Decrease (increase) in other accounts receivable	(259)	(198)	(3)	31	81
Increase (decrease) in trade payables	(11)	141	(289)	149	105
Increase (decrease) in other accounts payable	(152)	(1,259)	(435)	(253)	1,400
Increase (decrease) in other long term liabilities	(25,814)	1,070	1,829	(1,586)	1,089

	(26,236)	(246)	1,102	(1,659)	2,675

Cash paid and received during the period for:
Taxes paid	-	-	-	-	(1,642)
Interest received	264	267	133	149	876

	264	267	133	149	(766)

Net cash used in operating activities	(33,104)	(2,877)	(1,672)	(779)	(6,154)

The accompanying additional information is an integral part of the separate financial data and information.

8

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements of Cash Flows Attributable to the Company (Cont.)

	For the
	Six months ended June 30		Three months ended June 30		Year ended December 31
	2017	2016	2017	2016	2016
	Unaudited				Audited
	$ thousands

Cash flows from investment activities

Purchase of property and equipment	-	-	-	-	(15)
Investment in associates and subsidiaries	(7,087)	(14,171)	(4,379)	(8,474)	(21,525)
Proceeds from sale of investments in associates and subsidiaries	2,455	28	2,408	24	28
Sale of (investment in) other investments in securities, net	3,715	(1,970)	2,716	-	(1,970)
Withdrawal (investment) of deposits, net	(2,000)	10,067	(2,000)	5,040	39,442
Dividend received (Note 2)	30,517	-	-	-	-

Net cash provided by (used in) investment activities	27,600	(6,046)	(1,255)	(3,410)	15,960

Cash flows from financing activities

Dividend paid to the Company's shareholders	-	-	-	-	(15,000)

Net cash used in financing activities	-	-	-	-	(15,000)

Decrease in cash and cash equivalents	(5,504)	(8,923)	(2,927)	(4,189)	(5,194)

Cash and cash equivalents as of beginning of the period	8,701	13,895	6,124	9,161	13,895

Cash and cash equivalents as of end of the period	3,197	4,972	3,197	4,972	8,701

The accompanying additional information is an integral part of the separate financial data and information.

9

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S.D in thousands

1.          General

The accompanying condensed separate financial data as of June 30, 2017 and for the Six and three months then ended, have been prepared in accordance with Regulation 38d of the Israel Securities Regulations (Periodic and Immediate Reports) – 1970. The accompanying separate financial data should be read in conjunction with the Company's Consolidated Financial Statements for 2016, the Company's Interim Consolidated Financial Statements and accompanying notes.

2.	Other long term liabilities

Other long term liabilities include liabilities towards Elbit Ltd. which is a fully owned subsidiary of Elron. The balance is comprised of non-interest bearing and unlinked NIS capital notes. Exchange rate differences related to these capital notes are included under line item financial income or financial expenses in the statement of income (loss).

On January 22, 2017 Elbit Ltd. distributed a dividend to Elron in the amount of approximately $30,517 which was used by Elron to repay a capital note in the amount of approximately $30,960 out of the capital notes mentioned above.

10

Elron Electronic Industries Ltd.

Part IV

English Translation of Quarterly Report
 regarding the Effectiveness of the Internal
Control over Financial Reporting and
Disclosure pursuant to Regulation 38C:

As of June 30, 2017

Attached herein is a quarterly report regarding the effectiveness of internal control over financial reporting and disclosure, pursuant to Regulation 38C of the Israel Securities Regulations (Periodic and Immediate Reports), 5730-1970:

Quarterly report regarding the effectiveness of the internal control over financial reporting and disclosure, pursuant to Regulation 38C(a):

Management, under the supervision of the board of directors of Elron Electronic Industries Ltd. (the "Corporation"), is responsible for establishing and maintaining adequate internal controls over the financial reporting and disclosure in the Corporation.

In this regard, the members of management are:

1.	Mr. Ari Bronshtein, CEO;

2.	Mr. Yaron Elad, CFO.

The Corporation's internal control over financial reporting and disclosure is a process designed by, or under the supervision of, the Corporation's principal executive and principal financial officer, or persons performing similar functions, and under the board of directors' supervision, that is meant to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the provisions of the law, and to ensure that the information that the Corporation is required to disclose in its reports according to the provisions of the law is recorded, processed, summarized and reported in a timely manner, in the format prescribed by law.

The internal control includes, inter alia, controls and procedures which were designed to ensure that information which the Corporation is required to disclose as aforesaid, is recorded and made available to the Corporation's management, including the principal executive officer and principal financial officer, or persons performing similar functions, as necessary to permit the timely adoption of resolutions pertaining to disclosure requirements.

Because of its inherent limitations, internal control over financial reporting and disclosure is not intended to provide absolute assurance regarding prevention or detection of misstatements or omissions.

In the quarterly report on the effectiveness of the internal control over financial reporting and disclosure which was attached to the periodic report for the period ended March 31, 2017 (the "Last Quarterly Report Regarding the Internal Control"), the board of directors and management assessed the Corporation's internal control. Based on this assessment, the Corporation's board of directors and management deemed the internal control as of March 31, 2017 effective.

Up until the date of this report, no event or matter was brought to the attention of management or the board of directors which would change the assessment of the effectiveness of the internal control, as set forth in the Last Quarterly Report Regarding the Internal Control.

As of the date of this report, based on the assessment of the effectiveness of the internal control in the Last Quarterly Report Regarding the Internal Control, and based on information which was brought to the attention of management and the board of directors as aforesaid, the internal control is effective.

Declaration of the Principal Executive Officer pursuant to Regulation 38C(d)(1):

Managers' Declaration

Declaration of the Chief Executive Officer

I, Ari Bronshtein, declare that:

(1)	I have examined the quarterly report of Elron Electronic Industries Ltd. (the "Corporation") for the second quarter of 2017 (the "Reports");

(2)
Based on my knowledge, the Reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports;

(3)
Based on my knowledge, the financial statements and other financial information included in the Reports, fairly present, in all material respects, the financial condition, results of operations and cash flows of the Corporation, as of, and for the periods presented in the Reports;

(4)
I have disclosed to the Corporation's independent auditors, board of directors and audit committee of the Corporation's board of directors, based on my most recent assessment of internal control over financial reporting and disclosure:

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize or report financial information in a manner which may cast doubt on the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and –

(b)
Any fraud, whether or not material, which involves the principal executive officer, a direct subordinate of the principal executive officer, or other employees who have a significant role in the internal control over financial reporting and disclosure.

(5)	I, alone or together with others in the Corporation, have:

(a)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to ensure that material information relating to the Corporation, including its consolidated subsidiaries as defined in the Israel Securities Law (Annual Financial Statements), 5770-2010, is made known to me by others within the Corporation and the consolidated subsidiaries, particularly during the period in which the Reports are being prepared; and –

(b)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to reasonably ensure the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with GAAP;

(c)
No event or matter was brought to my attention during the period between the date of the last report (quarterly or periodic, as relevant) and the date of this report, which would change the conclusion of the board of directors and management regarding the effectiveness of the internal control over financial reporting and disclosure of the Corporation.

Nothing in the aforesaid derogates from my responsibility or the responsibility of any other person, pursuant to any law.

August 27, 2017          ___________________________________

Ari Bronshtein, CEO

Declaration of the Principal Financial Officer pursuant to Regulation 38C(d)(2):

Managers' Declaration

Declaration of Principal Financial Officer

I, Yaron Elad, declare that:

(1)
I have examined the interim financial statements and other financial information which is included in the interim reports of Elron Electronic Industries Ltd. (the "Corporation") for the second quarter of 2017 (the "Reports" or the "Interim Reports");

(2)
Based on my knowledge, the interim financial statements and other financial information which is included in the Interim Reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports;

(3)
Based on my knowledge, the interim financial statements and other financial information included in the Interim Reports fairly present, in all material respects, the financial condition, results of operations and cash flows of the Corporation, as of, and for the periods presented in the Reports;

(4)
I have disclosed to the Corporation's independent auditor, board of directors and the audit committee of the Corporation's board of directors, based on my most recent assessment of internal control over financial reporting and disclosure:

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, insofar as the same refers to the interim financial statements and other financial information which is included in the Interim Reports, which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize or report financial information in a manner which may cast doubt on the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and –

(b)
Any fraud, whether or not material, which involves the principal executive officer, a direct subordinate of the principal executive officer, or other employees who have a significant role in the internal control over the financial reporting and disclosure.

(5)	I, alone or together with others in the Corporation, have:

(a)
Designed controls and procedures, or caused such controls and procedures to be designed and maintained under our supervision, to ensure that material information relating to the Corporation, including its consolidated subsidiaries as defined in the Israel Securities Law (Annual Financial Statements), 5770-2010, is made known to me by others in the Corporation and the consolidated subsidiaries, particularly during the period in which the Reports are being prepared; and –

(b)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to reasonably ensure the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with GAAP;

(c)
No event or matter was brought to my attention during the period between the date of the last report (quarterly or periodic, as relevant) and the date of this report, relating to the interim financial statements and other financial information included in the Interim Reports, which would change, in my assessment, the conclusion of the board of directors and management regarding the effectiveness of the internal control over financial reporting and disclosure of the Corporation.

Nothing in the aforesaid derogates from my responsibility or the responsibility of any other person, pursuant to any law.

August 27, 2017          ___________________________________

Yaron Elad, CFO

Liabilities report of the Company by repayment date
Section 36a to the Israel Securities Law (1968)
Report as of June 30, 2017
Following are the liabilities of the Company by repayment date:
The following data are presented in NIS and were translated from USD to NIS using the exchange rate as of June 30, 2017 (1 USD = 3.496 NIS)

A. Debentures issued to the public by the reporting Entity and held by the public, excluding debentures held by the Company's parent ,controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

B. Private debentures and non-bank credit, excluding debentures or credit granted by the Comapny's parent, controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

C. Bank credit from Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

D. Bank credit from non-Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

E. Summary of tables A-D, totals of: bank credit, non-bank credit and debentures - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

F. Off-balance credit exposure - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

G. Off-balance credit exposure of all consolidated companies, excluding companies that are considered as reporting companies, and excluding the reporting Company's data described above in Table F (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

H. Totals of: bank credit, non-bank credit, and debentures of all consolidated companies, excluding companies that are considered as reporting companies and excluding the data of the reporting Entity described above in Tables A-D (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

I. Total credit granted to the reporting Entity by the parent company or controlling shareholder, and total amounts of debentures issued by the reporting Entity that are held by the parent company or controlling shareholder (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

J. Credit granted to the reporting Entity by companies controlled by the parent company or by the controlling shareholder, and are not controlled by the reporting Entity, and debentures issued by the reporting Entity held by companies controlled by the parent company or by controlling shareholder and are not controlled by the reporting Entity (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

K. Credit granted to the reporting Entity by consolidated companies and debentures issued by the reporting Entity held by consolidated companies (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

L. (1) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's separate financial data (NIS in thousands)	94,148
(2) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's consolidated Statements (NIS in thousands)	281,666